File No. 70-9343


             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
               ------------------------------

               POST-EFFECTIVE AMENDMENT NO. 5
                             TO
                          FORM U-1
                      (AMENDMENT NO. 7)
                   APPLICATION/DECLARATION
                            UNDER
       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     NORTHEAST UTILITIES
                    174 Brush Hill Avenue
         West Springfield, Massachusetts  01090-0010

             NORTHEAST UTILITIES SERVICE COMPANY
                    NU ENTERPRISES, INC.
                      107 Selden Street
                 Berlin, Connecticut  06037
          (Name of companies filing this statement
         and address of principal executive offices)

                     NORTHEAST UTILITIES
          (Name of top registered holding company)

                   Gregory B. Butler, Esq.
        Vice President, Secretary and General Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
              Hartford, Connecticut  06141-0270
           (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                        Jeffrey C. Miller, Esq.
Vice President and Treasurer           Assistant General Counsel
Northeast Utilities                    Northeast Utilities
  Service Company                        Service Company
P. O. Box 270                          P. O. Box 270
Hartford, Connecticut                  Hartford, Connecticut
06141-0270                             06141-0270

BACKGROUND

1. By Order dated November 12, 1998 (HCAR No. 35-26939) in this File No. 70-9343, the Commission authorized, among other things, (i) the formation and financing by Northeast Utilities ("NU") of a nonutility subsidiary holding company (which is referred to therein as "Newco" but which is now known as NU Enterprises, Inc. ("NUEI")) which will engage, through multiple subsidiaries, in a variety of energy related and other activities and (ii) the acquisition by NUEI of the securities of GENCO (now known as Northeast Generation Company), Northeast Generation Services, Inc. (now known as Northeast Generation Services Company), HEC Inc. (now known as Select Energy Services, Inc.), Mode 1 Communications, Inc. and Select Energy, Inc. The Commission, through subsequent orders in this file, also authorized NU and NUEI to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of NUEI, NUEI's nonutility subsidiaries, and NU's other to-be-formed direct or indirect energy-related companies, as defined in rule 58 under the Act, in an aggregate amount not to exceed $500 million (the "Guarantee Limit"), at any one time, through December 31, 2002. See, Order dated May 19, 1999 (HCAR No. 35-27029) and Order dated October 21, 1999 (HCAR No. 35-27093). In Post-effective Amendment No. 4 (Amendment No. 6) to this Application filed November 14, 2002, NU and NUEI had sought to increase the Guarantee Limit to $750 million and to extend the date through which the Guarantees may be provided through September 30, 2005. NU and NUEI now seek to revise that request to maintain the Guarantee Limit at $500 million and request an extension of the date through which the Guarantees may be provided through September 30, 2003.

2. This post-effective amendment to the Application is filed to obtain authorization for the extension of the Guarantee period as described above.

AMENDMENT TO THE APPLICATION

To reflect the foregoing, the Application/Declaration in this proceeding, as previously amended, is further amended as follows:

3. The first sentence of Paragraph 8 is deleted and replaced with the following:

"NU and NUEI also propose to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of NUEI, the Nonutility Subsidiaries and NU's other direct and indirect Rule 58 subsidiaries to be formed by NU, NUEI or the Nonutility Subsidiaries (the "Guaranteed Entities") in an aggregate amount not to exceed $500 million ("Aggregate Authorization"), through September 30, 2003."

ITEM 5. PROCEDURE

4. The Applicants respectfully request the Commission's approval, pursuant to this Application, as amended, of all transactions described herein. The current period during which Guarantees may be issued expires December 31, 2002, accordingly, the Applicants further request that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date, but in any event no later than December 31, 2002. The Applicants hereby waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately. The Applicants consent that the office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

        (a)    Exhibits

               H.4  Proposed Form of Notice

       (b)     Financial Statements

     The pro-forma effect on NU's financial statements of the proposed amendments extending the period in which Guarantees may be issued by NU and NUEI is not material and therefore no new financial statements are filed.

                 [SIGNATURE PAGE TO FOLLOW]

                  SIGNATURES

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, as amended, the undersigned have duly caused this Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.

Date:      November 15, 2002

NORTHEAST UTILITIES
NORTHEAST UTILITIES SERVICE COMPANY
NU ENTERPRISES, INC.


By:  /s/ David R. McHale
     David R. McHale
     Vice President and Treasurer